UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1402, Richmake Commercial Building

198-200 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 9, 2024, the Board of Directors (the “Board”) of Oriental Culture Holding LTD. (the “Company”) received a resignation letter from Ms. Xi Li to resign from her position as the Chief Financial Officer (“CFO”) of the Company, effective immediately.

On May 13, 2024, the Company appointed Ms. Lijuan Ding as the CFO of the Company, effective immediately.

Ms. Ding, age 45, served as the financial manager of Jiangsu Huahai Ship Management Co., Ltd. from 2018 to 2024. From 2015 to 2017, Ms. Ding served as the financial manager of Nanjing Kehuiyan Food Technology Co., Ltd. From 2012 to 2015, Ms. Ding served as the financial manager of Nanjing Ranxin Medical Technology Co., Ltd. From 2010 to 2012, Ms. Ding served as the financial manager of Nanjing Newspaper Group. From 2002 to 2010, Ms. Ding worked as the audit project manager of Jiangsu Gongxin Certified Public Accountants Co., Ltd. Ms. Ding received her bachelor’s degree of Economic Management from Nanjing Agricultural University. Ms. Ding obtained her Chinese Certified Public Accountant (CPA) qualification in 2006.

In connection with her appointment, the Company entered into an employment agreement (the “Agreement”) with Ms. Ding on May 13, 2024. The Agreement provides that Ms. Ding will receive compensation in the amount of RMB200,000 per year and the term of the Agreement is for one (1) year.

Ms. Ding was not selected pursuant to any arrangement or understanding between her and any other person. There are no family relationships between Ms. Ding and the directors, nor between Ms. Ding and any executive officer of the Company. Ms. Ding is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

The foregoing description of the Agreement is only a summary of the terms of the Agreement and does not purport to be a complete description of such document, and is qualified in its entirety by reference to the Agreement, a copy of which is attached as an exhibit hereto and incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: May 14, 2024	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	Employment Agreement by and between Oriental Culture Holding LTD. and Lijuan Ding dated May 13, 2024

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